Exhibit 99.1

SilverCrest Announces Q3 Production
151,368 Ounces Silver & 7,184 Ounces Gold

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, B.C. October 16, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce production figures for the third quarter of 2012 from its 100% owned Santa Elena Mine located in Sonora, Mexico.

Third Quarter Production Highlights

·	Silver produced oz:	151,368;	42% increase over Q3 2011

	Gold produced oz:	7,184;	18% decrease over Q3 2011

·	Ore Tonnes crushed:	265,598;	10% increase over Q3 2011

·	Silver oz to pad:	413,426;	5% increase over Q3 2011

·	Gold oz to pad:	11,681;	35% increase over Q3 2011

J. Scott Drever, President stated on the third quarter 2012; “The Santa Elena Mine continues to produce silver and gold on a consistent basis. We would like to congratulate our operations team in Mexico for achieving record silver production of 151,368 ounces for the quarter. Based on our production to date we are increasing our annual silver production guidance from 435,000 ounces to 535,000 ounces. We are maintaining our annual gold production guidance of 33,500 ounces. We expect another strong operating performance in the fourth quarter, which in conjunction with our significant operating profit margins should enhance our overall financial performance”.

Santa Elena Mine Operating Highlights	YTD 2012	Q3 2012	Q3 2011	% Change
Silver ounces produced	425,746	151,368	106,636	+42%
Gold ounces produced	25,173	7,184	8,805	-18%
Silver equivalent ounces produced (1)	1,782,808	519,587	575,079	-10%

Silver ounces sold	416,598	152,088	96,631	+57%
Gold ounces sold	26,390	7,923	7,627	+4%
Silver equivalent ounces sold (1)	1,836,767	558,185	502,402	+11%

Tonnes ore mined	799,760	266,534	248,192	+7%
Tonnes waste mined	3,708,116	985,293	1,058,909	-7%
Waste / ore ratio	4.64	3.70	4.27	-13%
Ore tonnes crushed	848,533	265,598	242,359	+10%
Average ore tonnes crushed per day	3,097	2,887	2,634	+10%
Average silver ore grade (gpt) loaded on pad	43.72	48.41	48.47	0%
Average gold ore grade (gpt) loaded on pad	1.44	1.37	2.20	-38%
Silver ounces delivered to pad	1,192,677	413,426	395,068	+5%
Gold ounces delivered to pad	39,207	11,681	17,912	-35%

Ag : Au Ratio (1)	53.9:1	51.2:1	53.2:1	-4%
             (1) Silver equivalence is based on market spot prices per ounce of silver and gold at the quarter end dates. All numbers are rounded.

The Santa Elena operations performed well in the third quarter, with record silver production of 151,368 ounces or 42% higher than the comparative quarter in 2011. Silver production was higher than projected due to improvements in recoveries. Gold production of 7,184 ounces was 18% below the same quarter in 2011 due to lower grades mined in the pit which was consistent with current mine plan projections. It is expected that contained gold ounces placed on the pads will increase during the fourth quarter as higher grade benches are developed in the pit. Open pit tonnes and grades continue to track closely with the geological block models and open pit mine plan. The crushing circuit continues to perform well and crusher throughput averaged 2,887 tonnes per day or 10% above the same quarter in 2011.

Santa Elena Q3 Highlights

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Phase II leach pad construction was completed on schedule and on budget. This new pad is being loaded with material from high grade benches so that the return of metal is almost immediate. This will also segregate the high grade ore which will be reclaimed first once the conventional mill is operational.

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The Expansion Plan progressed during the quarter with the exploration-stage decline advancing to 740 metres including muck bays, sumps and ventilation. Detailed engineering continues and long lead time mill equipment is being ordered.

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Three drills continued the exploration and development drilling for in-pit reserve confirmation, underground reserve delineation and geotechnical engineering as well as testing the deep extensions of the Santa Elena ore deposit.

Under a land access and occupation agreement signed in 2007 between the Company and Bienes Comunales de Banamichi, Sonora (the “BC”), the Company has acquired the rights to access, for a term of 20 years, a total of 841 hectares of land owned by the BC where the Company´s mining operations are situated. During Q3 2012, a small number of dissident members of the BC engaged in illegal activities that partially restricted access of some Company employees and contractors to the mine site for a period of 3 days in order to make demands for an increase to annual lease payments.  Government officials moved quickly to remove the dissidents and restore the Company’s legal access to its operations. The restricted access was costly in lost work time for some employees and onsite contractors. Although the land access agreement signed with the BC is legally binding upon its terms, the Company has agreed to engage in a dialogue with the dissident members of the BC in order to maintain its harmonious relationship with the community.

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX VENTURE : SVL) (NYSE MKT : SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company's status as a foreign private issuer in the United States; risks related to all of the Company's properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

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accepts responsibility for the adequacy or accuracy of this release.